Prospectus Supplement No. 5 To Prospectus dated August 18, 2021	Filed Pursuant to Rule 424(b)(3) Registration No. 333-258855

Clever Leaves Holdings Inc.
3,881,988 Common Shares

This Prospectus Supplement No. 5 supplements the Prospectus dated August 18, 2021 (the “Prospectus”) of Clever Leaves Holdings Inc., a corporation organized under the laws of British Columbia, Canada (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form S-1 (File No. 333-258855). This Prospectus Supplement No. 5 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 9, 2022, other than the information included in Items 2.02 and 7.01 and Exhibit 99.1, which were furnished and not filed. This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 9, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 9, 2022

Clever Leaves Holdings Inc.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	001-39820	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6501 Congress Ave, Suite 240 Boca Raton, FL	33487
(Address of principal executive offices)	(Zip Code)

(561) 634-7430
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
Common shares without par value	CLVR	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one common share at an exercise price of $11.50	CLVRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On February 9, 2022, Clever Leaves Holdings Inc. (the “Company”) issued a press release announcing certain preliminary unaudited financial results for the quarter and year ended December 31, 2021 and its preliminary outlook for 2022.

A copy of the press release issued by the Company on February 9, 2022 announcing the Company’s preliminary unaudited financial results and its preliminary outlook for 2022 is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) Departure of Chief Executive Officer and Chairman of the Board

On February 8, 2022, the Board of Directors of the Company (the “Board”) and Kyle Detwiler mutually determined that Mr. Detwiler would step down from his positions as the Company’s Chief Executive Officer and Chairman of the Board effective as of March 24, 2022.

In connection with Mr. Detwiler’s separation, he entered into a Separation and Release Agreement with the Company (the “Detwiler Separation Agreement”). Under the Detwiler Separation Agreement, and consistent with the terms of his existing employment agreement and equity award agreements, Mr. Detwiler will receive the following payment and benefits following his last day of employment on March 24, 2022: (i) two times his annual base salary, payable in installments over 24 months; (ii) eligibility to be paid a 2022 annual bonus targeted at 70% of his base salary, measured against performance goals established for senior executives and pro-rated for the period from January 1, 2022 through March 24, 2022, payable at the same time 2022 annual bonuses are paid to other key executives of the Company; (iii) Company reimbursement of COBRA premiums paid by Mr. Detwiler for continuation coverage for Mr. Detwiler and his spouse and dependents for 18 months (or up to 24 months if Mr. Detwiler is permitted to use continuation coverage under COBRA for a period in excess of 18 months); (iv) accelerated vesting of all of his unvested stock options and service-vesting restricted stock units (including restricted stock units that were previously subject to performance-vesting conditions that have been achieved), other than his award of service-vesting restricted stock units granted on January 14, 2022 (the “2022 RSUs”); (v) accelerated vesting of 50,000 of the 2022 RSUs (which amount was scheduled to otherwise vest within 12 months of March 24, 2022); and (vi) a portion of his restricted stock units that are subject to performance-vesting conditions that have not yet been met will remain outstanding and eligible to vest based on actual performance through the end of the applicable performance period. The foregoing payments and benefits are subject to Mr. Detwiler’s continued employment through March 24, 2022, continued compliance with the restrictive covenants contained in the Detwiler Separation Agreement and entry into a release of claims in favor of the Company.

The foregoing summary of the Detwiler Separation Agreement is not complete and is qualified in its entirety by the Detwiler Separation Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

(c) Appointment of Chief Executive Officer

On February 8, the Board appointed Andres Fajardo as the Company’s Chief Executive Officer, effective as of March 25, 2022.

Mr. Fajardo, age 44, brings more than 20 years of management experience to the Company. He has served as a Director of the Board since December 2020 and as President since 2019, and in various other roles at the Company since its establishment in 2016. Such roles include Chief Executive Officer in 2019 and Chairman in 2018 of Clever Leaves Colombia. Prior to Clever Leaves, from 2016 to 2018, Mr. Fajardo was a Founding Partner of Mojo Ventures, a venture capital incubator in Colombia. Mr. Fajardo also served as CEO of IQ Outsourcing, a leading Colombian business processing outsourcing firm from 2010 to 2015, and a principal member at Booz & Company from 2000 to 2010. Mr. Fajardo obtained a Master of Business Administration from Harvard Business School and a Bachelor of Science in Industrial Engineering and Economics from Los Andes University in Colombia.

For more information regarding Mr. Fajardo’s compensation as President and Director of the Company, please see the section entitled “Executive and Director Compensation” of our Definitive Proxy Statement filed with the Securities Exchange Commission on April 30, 2021. The Company and Mr. Fajardo have not entered into a revised employment agreement in connection with his appointment as Chief Executive Officer, effective as of March 25, 2022.

There are no family relationships between Mr. Fajardo and any of the Company’s directors or executive officers, and no arrangements or understandings between Mr. Fajardo and any other person pursuant to which he was selected as an officer.

A copy of the press release issued by the Company on February 9, 2022 announcing the Company’s leadership transition is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

As disclosed in Item 2.02 above, on February 9, 2022, the Company issued a press release announcing certain preliminary unaudited financial results for the quarter and year ended December 31, 2021 and its preliminary outlook for 2022. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information set forth in Item 2.02, Item 7.01 and Item 9.01 of this Current Report on Form 8-K, including the related information set forth in the press release attached hereto as Exhibit 99.1 and incorporated by reference herein, is being “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section.

Item 8.01 Other Events.

On February 9, 2022, the Company reported certain preliminary unaudited financial results for the quarter and year ended December 31, 2021 and provided certain key operational updates:

Fourth Quarter 2021 Financial Estimates vs. Same Year-Ago Quarter
•Revenue is expected to increase 25% to approximately $4.2 million compared to $3.3 million.
•Gross profit is expected to increase 5% to approximately $2.4 million compared to $2.3 million, with a gross margin of approximately 56.8% compared to 67.9%.
•Net loss is expected to range between approximately $25.9 million and $26.3 million compared to $11.6 million.
•Adjusted EBITDA (a non-GAAP number defined and reconciled herein) is expected to range between approximately $(7.3) million and $(7.7) million compared to $(6.3) million.
•At December 31, 2021, the Company’s cash, cash equivalents, and restricted cash are expected to be approximately $37 million compared to $79.5 million.

Full Year 2021 Financial Estimates vs. 2020
•Revenue is expected to increase 27% to approximately $15.4 million compared to $12.1 million.
•Gross profit is expected to increase 28% to approximately $9.5 million compared to $7.4 million, with a gross margin of approximately 61.7% compared to 61.2%.
•Net loss is expected to range between approximately $53.0 million and $53.4 million compared to $36.7 million.
•Adjusted EBITDA is expected to range between approximately $(24.4) million and $(24.8) million compared to $(23.3) million.

Key Operational Updates
•Completed both construction and licensing for its Portugal cultivation expansion ahead of schedule in 2021.
•Obtained certain cannabinoid product approvals in Brazil.
•Entered the U.S. consumer CBD market with the launch of JoySol in 2022.
•Completed the soft launch of IQANNA in the third quarter of 2021.

The financial data presented above are preliminary unaudited estimates (or, for certain metrics, estimated ranges) with respect to certain of the Company’s fourth quarter and full year ended December 31, 2021 results based on currently available information. These estimates were prepared by management in good faith based upon internal reporting for the quarter and full year ended December 31, 2021. Although the Company has not identified any unusual or unique events or trends that occurred during the period which might materially affect these estimates, the financial close process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process may vary from these estimates or be outside the estimated ranges provided. The Company’s independent registered public accounting firm, BDO Canada LLP, has not audited, reviewed, compiled or performed any procedures on this preliminary financial data. You should not place undue reliance on this preliminary estimated financial information and should review the Company’s full financial results for the fourth quarter and full year ended December 31, 2021 when available. Clever Leaves expects to report its fourth quarter and full year ended December 31, 2021 results, and provide additional operational updates, in March 2022.

Non-GAAP Financial Measures

In this Current Report on Form 8-K (the “Current Report”), Clever Leaves refers to certain non-GAAP financial measures including Adjusted EBITDA. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA is defined as income/loss from continuing operations before interest, taxes, depreciation, amortization, share-based compensation expense, gains/losses on foreign currency fluctuations, gains/losses on the early extinguishment of debt, gain/loss on remeasurement of warrant liability, and miscellaneous expenses. Adjusted EBITDA also excludes the impact of certain non-recurring items that are not directly attributable to the underlying operating performance. Clever Leaves considers Adjusted EBITDA to be a meaningful indicator of the performance of its core business. Adjusted EBITDA should neither be considered in isolation nor as a substitute for the financial measures prepared in accordance with U.S. GAAP. For a reconciliation of Adjusted EBITDA to the most directly comparable U.S. GAAP measure, see the relevant schedules provided with this Current Report. We have not reconciled forward-looking Adjusted EBITDA to its comparable GAAP financial measure because we could not produce the corresponding GAAP financial measure by the date of this Current Report without unreasonable effort.

Forward-Looking Statements

This Current Report includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “aim,” “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evolve,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “opportunity,” “outlook,” “pipeline,” “plan,” “predict,” “potential,” “projected,” “seek,” “seem,” “should,” “will,” “would” and similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements as well as our outlook for 2021 are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Important factors that may affect actual results or the achievability of the Company’s expectations include, but are not limited to: (i) expectations with respect to future operating and financial performance and growth, including if or when Clever Leaves will become profitable; (ii) Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; (iii) Clever Leaves’ ability to capitalize on expected market opportunities, including the timing and extent to which cannabis is legalized in various jurisdictions; (iv) global economic and business conditions; (v) geopolitical events, natural disasters, acts of God and pandemics, including the economic and operational disruptions and other effects of COVID-19 such as the global supply chain crisis, travel restrictions, delays or disruptions to physical shipments (including outright bans on imported products), delays in issuing licenses and permits, delays in hiring necessary personnel to carry out sales, cultivation and other tasks, and financial pressures upon Clever Leaves and its customers; (vi) regulatory developments in key markets for the company's products, including international regulatory agency coordination and increased quality standards imposed by certain health regulatory agencies, and failure to otherwise comply with laws and regulations; (vii) uncertainty with respect to the requirements applicable to certain cannabis products as well as the permissibility of sample shipments, and other risks and uncertainties; (viii) consumer, legislative, and regulatory sentiment or perception regarding Clever Leaves’ products; (ix) lack of regulatory approval and market acceptance of Clever Leaves’ new products; (x) the extent to which Clever Leaves’ is able to monetize its existing THC market quota within Colombia; (xi) demand for Clever Leaves’ products and Clever Leaves’ ability to meet demand for its products and negotiate agreements with existing and new customers; (xii) developing product enhancements and formulations with commercial value and appeal; (xiii) product liability claims exposure; (xiv) lack of a history and experience operating a business on a large scale and across multiple jurisdictions; (xv) limited experience operating as a public company; (xvi) changes in currency exchange rates and interest rates; (xvii) weather and agricultural conditions and their impact on the Company’s cultivation and construction plans, (xviii) Clever Leaves’ ability to hire and retain skilled personnel in the jurisdictions where it operates; (xix) Clever Leaves’ rapid growth, including growth in personnel; (xx) Clever Leaves’ ability to remediate a material weakness in its internal control cover financial reporting and to develop and maintain effective internal and disclosure controls; (xxi) potential litigation; (xxiii) access to additional financing; and (xxiv) completion of our construction initiatives on time and on budget. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Clever Leaves’ most recent filings with the SEC. All subsequent written and oral forward-looking statements concerning Clever Leaves and attributable to Clever Leaves or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Clever Leaves expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

	Twelve months ended		Quarter ended
	Dec 31, (unaudited)		Dec 31, (unaudited)
(In thousands of United States dollars)	Lower Range	Upper Range	Lower Range	Upper Range
Loss before Income Taxes	(36,100)	(36,500)	(14,400)	(14,800)
Loss (Gain) on remeasurement warrant liability	(16,900)	(16,900)	(11,500)	(11,500)
Loss before Income Taxes (Excl. loss on remeasurement of warrant liab.)	(53,000)	(53,400)	(25,900)	(26,300)
Share-based compensation	11,400	11,400	3,300	3,300
Goodwill impairment	18,500	18,500	18,500	18,500
Deferred Tax Liability	(5,700)	(5,700)	(5,700)	(5,700)
Depreciation & amortization	2,400	2,400	600	600
Interest expense, net	4,300	4,300	1,900	1,900
Gain on extinguishment of debt	(3,300)	(3,300)	100	100
Foreign exchange loss	1,300	1,300	100	100
Other (income) expenses, net	(300)	(300)	(200)	(200)
Adjusted EBITDA (Non-GAAP Measure)	(24,400)	(24,800)	(7,300)	(7,700)

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Separation and Release Agreement, dated February 8, 2022, between Clever Leaves Holdings Inc. and Kyle Detwiler
99.1	Press Release Announcing Preliminary Fourth Quarter and Full Year 2021 Results and 2022 Outlook, dated February 9, 2022
99.2	Press Release Announcing Leadership Transition Plan, dated February 9, 2022
104	Cover Page Interactive Data File

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Clever Leaves Holdings Inc.

By:	/s/ David M. Kastin
Name:	David M. Kastin
Title:	General Counsel and Corporate Secretary

Date: February 9, 2022